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SEC FILE NUMBER
8-70036

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/25 (MM/DD/YY) AND ENDING 03/31/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: San Blas Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3424 Peachtree Rd. NE, Suite 2200
(No. and Street)

Atlanta	GA	30326
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alexys McKenzie	773-661-4448	alex.mckenzie@sanblassecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE, Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/09	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexys McKenzie _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of San Blas Securities, LLC _____, as of March 31 _____, 2 026 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Alexys Mckenzie*

Title: Chief Executive Officer

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SAN BLAS SECURITIES, LLC
Statement of Financial Condition
March 31, 2026
With
Report of Independent Registered Public Accounting Firm



RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
San Blas Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of San Blas Securities, LLC (the "Company") as of March 31, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2026.

July 13, 2026
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

SAN BLAS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
March 31, 2026

ASSETS

Cash	$	1,362,851
Due from clearing broker		557,078
Deposit with clearing broker		920,900
Accounts receivable		90,870
Securities owned		319,260
Prepaid expenses		55,937
Advances to brokers		253,763
Federal income taxes receivable		21,538
Due from affiliates		22,222
Due from member		14,205
Property and equipment (net of accumulated depreciation of $31,222)		12,063
Total assets	$	3,630,687

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	253,093
Commission payable		454,070
Due to affiliate		185,282
Deferred revenue		250,000
Due to clearing broker		144,876
State income taxes payable		7,637
Subordinated loan		500,000
Total liabilities		1,794,958
MEMBER'S EQUITY		1,835,729
Total liabilities and member's equity	$	3,630,687

The accompanying notes are an integral part of this financial statement.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: San Blas Securities, LLC ("the Company") is a securities broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FNRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was formed in April 2017 and brokerage activity is transacted on a fully disclosed basis through its clearing broker. The Company is primarily engaged in the purchase and sale of securities for retail customers, proprietary trading for its own account, municipal bond underwritings, providing advisory services, and investment banking. As a limited liability company, the member's liability is limited to its investment.

Cash: The Company maintains its cash with a bank, and at times such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with a high quality financial institution. Cash balances in excess of Federal Deposit Insurance Corporation (FDIC) and similar insurance coverages are subject to the usual banking risks associated with funds in excess of those limits.

Securities Owned: Securities owned are valued at market value. The resulting difference between cost and market (or fair value) is included in income. Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded in principal transactions in the accompanying statement of operations.

Property and Equipment: Property and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of property and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets.

Income Taxes: The Company is a C corporation for tax purposes and is subject to income tax under the appropriate sections of the Internal Revenue Code and various sections of the state income tax statutes.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company records deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities, which are measured using the enacted tax rates and laws in effect when the differences are expected to be reversed.

The provision for income taxes is recorded as the current tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The provision for income taxes consists of the following components:

Current income tax expense	$10,707
Deferred income taxes	-
Total provision for income taxes	$10,707

Income tax expense differs from the amount determined by applying the statutory income tax rate to pretax income primarily due to certain non-deductible expenses as well as the realization of approximately $58,500 of net operating loss carryforwards.

As of March 31, 2026, the Company has a net operating loss carryforward for federal income tax purposes that may be used to reduce taxable income of future years of approximately $392,900. A deferred tax asset arising from the net operating loss carryforward of approximately $82,500 at March 31, 2026 has been fully reserved as there is less than a 50% probability that it will be realized. The Company's federal income tax receivable at March 31, 2026 in the amount of $21,538 arises from an overpayment by the Company that is to be refunded.

Estimates: The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable: Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness and current economic trends. Based on management's review of accounts receivable, no allowance for credit losses is deemed necessary.

Deferred Revenue: Deferred revenue within the accompanying statement of financial condition represents an incentive payment received from the Company's clearing broker in connection with the execution of a five-year extension of the Company's clearing agreement. The deferred revenue is to be recognized as revenue on a straight-line basis over the five-year contract extension period, which reflects the timing in which the related clearing services are expected to be provided.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition:
Revenue from contracts with customers includes commission and concession income, underwriting income, and revenue from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fulfills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

The Company receives commissions and concessions from its sale of annuities and mutual funds that are paid upfront, over time, upon the investor's exit from the investment (that is, a contingent deferred sales charge, as applicable), or as a combination thereof. The Company believes its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the investment at future points in time as well as the length of time the investor remains in the investment, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the investment and the investor activities are known, which are usually quarterly or monthly.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, this would result in the Company accounting for all the services promised in a contract as a single performance obligation and, if unfulfilled, amounts received from such contracts would be reflected as deferred revenue on the accompanying statement of financial condition.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued):

The Company recognizes success fee revenue from placement and advisory services upon completion of a success fee-based transaction as this satisfies the only performance obligation identified by the Company. The Company recognizes certain retainer revenue from contracts with customers at the point in time in which promised services are transferred to the Company's customers. The amount of retainer revenue recognized during the year ended March 31, 2026 upon the transfer of promised services without the consummation of a success fee-based transaction or formal termination of an engagement was $67,500 and has been included in investment banking revenue in the accompanying statement of operations.

The Company underwrites securities for government entities that want to raise funds through a sale of securities. Revenue from underwritings is recognized on the trade date (the date in which Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes the trade date is the appropriate point in time to recognize revenue as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming benefits as they are provided by the Company. Advisory fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly or monthly and are recognized as revenue in the period in which performance obligations are satisfied.

NOTE B – LEASES

The Company has lease agreements for office space expiring in 2026. In addition, the Company has assumed responsibility for a lease of one of the Company's indirect owners which expires in 2026. Rent expense under these lease agreements for the year ended March 31, 2026, was approximately $108,971. The Company has elected, for all underlying classes of assets, to not recognize right of use (ROU) assets and lease liabilities for short term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

NOTE C – RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of IFS Group, Inc. Through common ownership and management, the Company is also affiliated with San Blas Advisory Inc, SB Advisory LLC, and IFS Securities.

NOTE C – RELATED PARTY TRANSACTIONS (continued)

SB Advisory LLC is a registered investment advisor. The Company collects advisory fees generated by SB Advisory LLC through the Company's clearing broker. The Company retains certain of the advisory fees that would otherwise be payable to SB Advisory LLC pursuant to a fee sharing agreement between the two entities as the Company agrees to provide SB Advisory LLC with office space, supplies, and certain back-office staff support under this agreement. At SB Advisory LLC's direction, the Company additionally agrees to pay investment advisory personnel of SB Advisory LLC amounts to which such personnel are entitled from the advisory fees received through the Company's clearing broker that would otherwise be payable to SB Advisory LLC. During the year ended March 31, 2026, the Company retained $1,037,572 of advisory fees that would otherwise be payable to SB Advisory LLC which is reflected as service fee revenue within the accompanying statement of operations. The balance due to affiliate in the amount of $185,282 within the accompanying statement of financial condition arises from advisory fees collected by the Company on behalf of SB Advisory LLC that have yet to be remitted to SB Advisory LLC.

The Company pays management fees to IFS Group, Inc for services rendered by personnel of IFS Group, Inc to the Company pursuant to an informal agreement. During the year ended March 31, 2026, the Company expensed $235,218 of such management fees which is reflected as management fees expense within the accompanying statement of operations.

As is stated at Note B, the Company has assumed responsibility for a lease of one of the Company's indirect owners. The amount expensed by the Company during the year ended March 31, 2026 pertaining to this lease was $39,049.

The Company at times pays for operating expenses of IFS Group, Inc as well as affiliate entities for which the Company subsequently seeks reimbursement. The balances due from member as well as from affiliates in the amounts of $14,205 and $22,222, respectively, within the accompanying statement of financial condition arose from the Company's payment of such expenses that have yet to be reimbursed by the respective entities.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE D – ADVANCES TO BROKERS

Advances to brokers represent notes receivable from brokers that mature at various future dates. Certain of the notes bear interest that is forgivable under certain circumstances and therefore no interest income related to these notes has been recognized. The principal of certain notes is additionally forgivable if the brokers are employed on specific dates as well as meet certain performance targets in the future. Loan forgiveness of approximately $136,931 was expensed by the Company during the year ended March 31, 2026.

NOTE E – NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2026, the Company had net capital of $1,889,937, which was $1,789,937 in excess of its required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was 0.69 to 1.00.

NOTE F – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE G – CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. Amounts receivable from its clearing organization at March 31, 2026 consist of commissions receivable and funds on deposit in various accounts. The receivable is considered fully collectible at March 31, 2026, and no allowance is required. Amounts payable to its clearing broker at March 31, 2026, consist of margin debt collateralized by securities owned.

NOTE H – CONTINGENCIES

At March 31, 2026, the Company is the subject of a complaint arising from the ordinary course of the Company's business. The Company establishes accruals for legal actions when potential losses associated with the actions become probable and the costs can be reasonably estimated. For such accruals, the Company records the amount considered to be the best estimate within a range of potential losses that are both probable and estimable; however, if the Company cannot determine a best estimate, then the low end of the range of those potential losses is recorded. The actual costs of resolving legal actions may be substantially higher than the amounts accrued for those actions. Management of the Company believes that the resolution of this matter will not have a significant adverse effect on the financial position of the Company. Consequently, no accrual for potential loss has been recorded in the financial statements.

NOTE I – FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2026.

	Fair Value Measurements March 31, 2026	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Securities owned, exchange traded fund, publicly traded	$ 220,780	$ 220,780	$ -	$ -
Securities owned, common stocks, publicly traded	98,480	98,480	-	-
Totals	$ 319,260	$ 319,260	$ -	$ -

NOTE J – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including retail brokerage of securities, retailing mutual funds and insurance on a subscription way basis, advisory services, investment banking, and underwriting. The Company has identified its chief executive officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see note E), which is not a measure of profit and loss, to make operations decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE K – LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

On March 9, 2026, the Company entered into a subordinated loan agreement with its clearing broker, pursuant to which the Company borrowed $500,000. The loan was approved by FINRA in accordance with the provisions of SEC Rule 15c3-1 and is available in the computation of the Company's net capital.

The subordinated loan bears interest at a rate of the 30 day Secured Overnight Financing Rate plus 2% per annum and matures on March 9, 2029. Under the terms of the agreement, repayment of principal and interest is subordinate to the claims of present and future creditors of the Company and may not be repaid without the prior approval of FINRA where such approval is required.